BUILDING VALUE

PHI
Pepco Holdings, Inc



Investor Meetings
September/October 2008

Table of Contents

Topic	Beginning Page
Safe Harbor Statement	2
Company Overview	3
Power Delivery	6
Conectiv Energy	15
Pepco Energy Services	21
Financial Overview	23
Summary	25
Appendix – Conectiv Energy	27
Appendix – Pepco Energy Services	31
Appendix – Financial Overview	32

Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Company Overview



Transmission & Distribution



 

Forecast Business Mix*

60 – 70%

Competitive Energy / Other

 

30 – 40%

PHI Investments



- **Stable earnings and cash flow**

- **Strong growth potential**

- **Secure dividend**

… offers an

- **Attractive total return**

* Percentages based on operating income.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Recent Financial Performance



Operating Segments	GAAP Earnings Per Share — Six Months Ended June 30, 2008	GAAP Earnings Per Share — Six Months Ended June 30, 2007	Earnings Per Share excluding Special Items* — Six Months Ended June 30, 2008	Earnings Per Share excluding Special Items* — Six Months Ended June 30, 2007	Earnings Per Share excluding Special Items* — Change
Power Delivery	$0.61	$0.41	$0.61	$0.41	$0.20
Conectiv Energy	0.34	0.11	0.34	0.11	0.23
Pepco Energy Services	0.12	0.07	0.12	0.07	0.05
Other Non-Regulated	(0.37)	0.14	0.09	0.14	(0.05)
Corporate & Other	(0.13)	(0.17)	(0.13)	(0.17)	0.04
Total PHI	$0.57	$0.56	$1.03	$0.56	$0.47

* The 2008 Earnings Per Share excluding Special Items for the Other Non-Regulated operating segment excludes the following charges for the Cross-Border Energy leases. Equity value adjustment of $0.43 per share and interest accrued of $0.03 per share. See PHI's form 10Q filed August 11, 2008 for additional information. Management believes the special items are not representative of the Company's ongoing business operations.

Year-to-Date Earnings Drivers



2007 Earnings Per Share	$0.56

Power Delivery
- Revenue - Rate Order Impacts — 0.10
- Income tax adjustments — 0.07
- Network Transmission Revenue — 0.06
- Depreciation/Amortization – Rate Order Impacts — 0.04
- Weather — (0.04)
- Operation and Maintenance Expense — (0.04)
- Other, net — 0.01

Conectiv Energy
- Merchant Generation & Load Service — 0.26
- Operating costs, net — (0.03)

Pepco Energy Services
- Retail Energy Supply — 0.07
- Other, net — (0.02)

Other Non-Regulated
- Financial investment portfolio — (0.06)
- Other, net — 0.01

Corporate & Other, net — 0.04

2008 Earnings Per Share*	$1.03

* Earnings per Share excluding special items for the six months ended June 30, 2008 compared to six months ended June 30, 2007

Power Delivery – Business Overview

Combined Service Territory



Philadelphia
New Jersey
Wilmington
atlantic city electric
Maryland
Baltimore
Atlantic City
pepco
Dover
Delaware
Washington D.C.
delmarva power
Virginia
Salisbury
DELAWARE BAY
CHESAPEAKE BAY
ATLANTIC OCEAN
N

- **Attractive Service Territory**
  - Less susceptible to economic downturns
  - Diverse government and private sectors
  - Regulatory diversity
- **Constructive Regulatory Relationships**
- **Significant Investment Opportunities**
  - Capital expenditures of ~$1 billion per year

Diversified Customer Mix*



Residential 35%
Commercial 47%
Government 10%
Industrial 8%

*** Based on 2007 MWh Sales; excludes Virginia operations sold on 1/2/08.**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery – Rate Base Growth



Projected Net Plant (Plant plus CWIP less depreciation reserve)
(Dollars in Millions)

10% CAGR (2007–2012)

	2007 Actual	2008	2009	2010	2011	2012
Total	$5,705	$6,164	$6,830	$7,630	$8,469	$9,193
Transmission	$1,293	$1,453	$1,713	$2,135	$2,614	$2,889
Gas Distribution	$274	$286	$298	$305	$311	$316
Electric Distribution	$4,138	$4,425	$4,819	$5,190	$5,544	$5,988

■ Electric Distribution   ■ Gas Distribution   ■ Transmission

Rate base to nearly double over next 5 years

Note: See Safe Harbor Statement at the beginning of today's presentation.

Mid-Atlantic Power Pathway (MAPP) Project



- **230 mile, 500kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey**
- **Preliminary cost estimate - $1.05 billion**
- **Direct Current technology for the Chesapeake Bay crossing currently being evaluated by PJM; decision expected in the fourth quarter; incremental cost of approximately $400 million**



Baltimore
Washington, DC
Easton
Salem
Burches Hill
Chalk Pt.
Cambridge
Indian River
Possum Pt.
Vienna
Salisbury
Ocean City
North Anna
Calvert Cliffs
Nuclear Generation
Fossil Generation
Substation

MAPP Incentive Filing

- Incentive filing made with FERC on August 18, 2008 requesting:
  - Full forward year CWIP in rate base
  - 150 basis point ROE adder due to large, regional-benefit upgrades and technical complexity of project
  - 100% recovery of prudently incurred costs in case of project cancellation
  - Decision expected fourth quarter

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP – Maryland Regulatory Filings

- Regulatory approval for construction in Maryland will be accomplished through filings with the Public Service Commission

- Notice filing made on September 18, 2008 for the section from Maryland/Virginia border to Chalk Point; existing Certificate of Public Convenience and Necessity (CPCN) in place

- Modified CPCNs will be filed for the Potomac River crossing and for the Chalk Point to Calvert Cliffs section - fourth quarter of 2008

- Construction for the Southern Maryland portion of the line expected to begin in the fourth quarter of 2009

- A new CPCN application will be filed in the second quarter of 2009 for Calvert Cliffs across the Chesapeake Bay to the Maryland state line

Note: See Safe Harbor Statement at the beginning of today's presentation.

MAPP - Preliminary Cost and Timing

(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	Total
2008	$ 17	$ 11	$ -	$ 28
2009	72	107	-	179
2010	30	210	1	241
2011	-	271	2	273
2012	-	185	3	188
2013	-	120	21	141
TOTAL	**$ 119**	**$ 904**	**$ 27**	**$ 1,050**

- Recovery of costs is determined by PJM/FERC and will be spread across PJM area.
- Escalation of material, contract labor and right of way costs will impact estimates above.
- Excludes cost of a potential Direct Current underwater Chesapeake Bay crossing estimated at $400 million.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future

- **Responsive to customer expectations:**

  "Win – Win – Win"

  - Managing energy costs
  - Improving customer service
  - Enhancing reliability
  - Protecting the environment

- **Includes significant investment:**
  - Advanced metering infrastructure (AMI)
  - Demand side management applications

- **Programs will provide the tools customers need to move into the future:**
  - Energy Efficiency
  - Demand Response
  - Renewable Energy

- **Filed in DE, MD, DC and NJ in 2007**

- **Multi-year effort across PHI service territory**

- **Regulatory support is essential**

Note: See Safe Harbor Statement at the beginning of today's presentation.



Blueprint Estimated Capital Cost 2008-2012

Total Investment: $539 million



Recent State Commission Actions

Blueprint - Delaware

- Final order issued September 16; Delmarva Power to move forward on the Advanced Metering Infrastructure (AMI) program
    - Installation of "smart meters" will begin for Delaware customers in 2009
- Demand Side Management programs approved to move forward
    - Delmarva Power will work with the Commission and interested parties to determine the final programs to be approved
- Regulatory asset will be created for AMI-related costs
    - Costs will be reviewed in base rate cases

Decoupling - Delaware

- Approved electric and gas decoupling rate design concept
- Commission approved adoption of a modified fixed variable rate design
- Implementation expected to begin with the next base rate case filing in Delaware

EmPower Maryland Program

- Pepco and Delmarva Power filed proposals in response to the EmPower Maryland Energy Efficiency Act on September 2, 2008 for achieving demand reduction targets
- Letter order issued by Staff Counsel on September 12; procedural schedule proposed to review issues
- AMI proposals to be addressed in a separate proceeding

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Summary



(Dollars in Millions)

| | Pepco | | Delmarva Power | | | Atlantic City Electric | |
	Maryland [1]	District of Columbia [2]	Delaware [3]	Maryland [4]	Delaware Gas [3]	New Jersey [5]	Total
Operating Income (Adjusted) [6]	$72	$73	$27	$16	$18	$61	$267
Rate Base (Adjusted) [6]	$865	$996	$393	$268	$235	$761	$3,518
Earned Return on Rate Base	**8.36%**	**7.30%**	**6.91%**	**6.12%**	**7.45%**	**8.09%**	
Authorized Return on Rate Base	**7.99%**	**7.96%**	**7.17%**	**7.68%**	**7.73%**	**8.14%**	
Most Recent Authorized Return on Equity	10.00%	10.00%	10.00%	10.00%	10.25%	9.75%	
Most Recent Test Period Ending	Sep-06	Sep-06	Mar-05	Sep-06	Mar-06	Dec-02	
Anticipated Next Filing	2010	2009	2009	2009	2010	2009	

(1) As filed with MD PSC in Quarterly Earned Return Report for the twelve months ended 3/31/08, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.
(2) As filed with DC PSC in Quarterly Earned Return Report for the twelve months ended 3/31/08, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.
(3) As filed with DE PSC in Quarterly Earned Return Report for the twelve months ended 3/31/08, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.
(4) As filed with MD PSC in Quarterly Earned Return Report for the twelve months ended 12/31/07, which is developed in accordance with PSC instructions and, therefore, does not reflect the Company's rate case filing position in all respects.
(5) Estimate as of December 2007; does not necessarily reflect the Company's rate case filing position in all respects.
(6) Adjusted to annualize rates and to conform results to regulatory precedents.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Transmission Summary



(Dollars in Millions)	Pepco	Delmarva Power	Atlantic City Electric	Total
Period End Rate Base [1]	$333	$306	$303	$942
Current Authorized Base Return on Equity [2]	11.3%	11.3%	11.3%	
Estimated 2008 Income, after-tax	$18	$17	$17	$52

(1) Rate base at 12/31/07 based on FERC approved Formula Method

(2) Most recent authorized base return on equity is 11.3% effective 12/1/07; prior to 12/1/07, assets put in service before 2006 earned 10.8%. Effective 6/1/08, FERC approved a 150-basis point ROE adder for 8 projects submitted in a transmission rate incentive filing in March 2008. The authorized return on equity for these projects totaling $290 million is 12.8%.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Competitive Mid-merit Generation Portfolio



Generating Facilities



Delta
COD: 2011

Cumberland
COD: 2009

🔴 **Existing sites**

⭐ **Committed new projects (645 MW)**

🔵 **Plants under contract**

2007 Capacity of 4,235 MW*

* Includes plants under contract.

2007 Capacity (4,235 MW)



Units Under Contract, 12%

Peaking Units, 15%

Coal, 8%

Oil-Fired Steam, 13%

Gas Combined Cycle, 52%

Note: Excludes units under development.

Financial

Property, Plant & Equipment-12/31/07	$1,250 M
Construction Work in Process-12/31/07	$ 106 M
2007 Earnings	$ 73 M
Year-to-date 6/30/08 - Earnings	$ 69 M
Total Inter-Company Debt – 12/31/07	$ 650 M

Gross Margin – Forecast Range

A New Generation of Energy



Total Conectiv Energy Gross Margin - Forecast Range
(including Merchant Generation and Load Service, and Energy Marketing)
Dollars in Millions
$550
$500
$450
$400
$350
$300
$250
$200
$150
$308
$206
$259
$265
$215
$255
$335
$285
$319
$435
$380
$475
$400
$550
$460
16% CAGR (2007-2010)*
Key: Forecast Actual
2005
2006
2007
2008 E
2009 E
2010 E

* Based on 2007 actual and mid-point of 2010 range.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Delta Project



○ **Existing Sites**

★ **Committed New Project**

- 545 MW dual fuel combined cycle plant located in Peach Bottom Township, PA. (East MAAC LDA for RPM capacity auctions)

- 6 year tolling agreement (June 1, 2011 – May 31, 2017) with Constellation Energy Commodities Group provides stable/predictable earnings profile

- Projected net income of $24 - $28 million per year

- Project Cost: $470 million (including owner's costs)

- Project Status
    - Land options and major permits acquired
    - Minimal transmission system upgrades (PJM Queue P04)
    - Major equipment ordered/delivery confirmed to meet commercial operation date
    - Commercial operation date – June 2011

- Permits and infrastructure allow for expansion (additional 545 MW block)

Note: See Safe Harbor Statement at the beginning of today's presentation.

Cumberland Project



Existing Sites
Committed New Project

- 100 MW dual fuel combustion turbine - flexible and efficient GE LMS 100 technology

- Projected net income of $4 - $7 million per year

- Existing CT site (Cumberland, NJ)
  - Land available for expansion (100 MW unit)
  - Natural gas at site
  - Minimal transmission system upgrades (PJM Queue P06)
  - Other infrastructure and resources on site

- Project Cost: $75 million (including owner's costs)

- Project Status
  - Draft air permit and all local permits received
  - Major equipment ordered
  - Engineering substantially completed
  - Construction started in April
  - Commercial operation expected spring 2009

Note: See Safe Harbor Statement at the beginning of today's presentation.

Marketing Expansion into New England and New York



Expansion into new markets consistent with Conectiv Energy's strategy

– Opportunity for additional margins in power pools that operate similarly to PJM

– Leverage existing asset management and hedging capabilities

– Low capital requirements – focused on marketing and asset management opportunities

Activities to date

– **Utility default supply contracts with various New England utilities:**

Year	Peak Load (MWs)	Annual Energy (GWhs)
2008	1,200	5,000
2009	400	1,600
2010	400	1,600

– **Generation assets under management in NY ISO**

– 38MW municipal solid waste plant

– 82MW natural gas combined cycle plant; 50% owned by CE (ESNE Project)

– **Electric Transmission into NY**

– 25MW firm transmission agreement from PJM into NYC starting in 2010

– **Renewable Energy Credits**

– Investigating ways to generate and utilize Renewable Energy Credits in New England

Note: See Safe Harbor Statement at the beginning of today's presentation.

Gross Margin and EBITDA Forecast



(Dollars in millions)

	Energy, Hedges & Other	Capacity	Energy Marketing	Total Gross Margin	Hedge* Impact (as of 12/31/07)	Unhedged (Open) Gross Margin	O&M (± 5%)	Unhedged (Open) EBITDA
2008	$280 - $315	$70 - $75	$30 - $45	$380 - $435	$105	$485-$540	($147)	$338-$393
2009	$213 - $268	$157 - $162	$30 - $45	$400 - $475	$80	$480-$555	($145)	$335-$410
2010	$222 - $292	$203 - $208	$35 - $50	$460 - $550	$25	$485-$575	($152)	$333-$423

* Hedges include all load and fuel hedges (e.g., forward power contracts, utility load auctions, capacity sales, fuel inventory, forward fuel contracts).

Note: See Safe Harbor Statement at the beginning of today's presentation.

Business Overview



PES Retail Electric Supply Markets



- Core PJM Markets
- Expansion Markets

- PES provides retail energy supply and services to large energy users

- Primary business driver: retail electric supply
  - 80% of business in Core PJM markets

- PES also provides:
  - Retail natural gas supply
  - Energy efficiency services
    - Performance contracting
    - Cogeneration, thermal energy supply

- While not part of its strategy, PES also owns
  - 790 MW SWMAAC peaking generation
  - Retirement in 2012

Key Metrics	2007	YTD 6/08
Earnings ($ in millions)	$38.4	$24.9
Period-End Load Served (MW)	4,294	4,224
MWh Delivered (in millions)	19.0	9.6

Contract Signings and Backlog





Electric Contract Signings millions of MWh



MWh Deliveries and Backlog in millions MWh

□ Delivered ■ Backlog as of 6/30/2008

- Contract signings in the first half of 2008 off last year's pace
  - Many customers have delayed decisions to sign longer term contracts due to the run up in energy prices

- Gross margins for new business held steady at approximately $3 per MWh

- Retention rates improved to 70% in 2007, up from 61% in 2006

- PES replenished its backlog while delivering a record 19 million MWh in 2007

- Deliveries have grown at a 33% compounded annual growth rate since 2004

Financial Objectives

- **Deliver Value**

  - ➢ **Expand investment in utility infrastructure with constructive rate case outcomes**

  - ➢ **Continue investment in competitive energy businesses to provide earnings growth and diversification**

  - ➢ **Increase dividend commensurate with utility earnings growth**

- **Strengthen Financial Position**

  - ➢ **Maintain an overall equity ratio in mid to high 40% range**

  - ➢ **Continue to improve credit metrics, with the goal of achieving a BBB+/Baa1 rating**

  - ➢ **Maintain liquidity position in line with growing businesses**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Major 2008-2012 Earnings/Cash Drivers

- $5.7 billion construction expenditure program
- Timely regulatory recovery through new distribution rate case filings
- Incentives related to large transmission projects
- Completion of construction projects on time
- Meeting O&M targets
- Power, fuel and capacity prices
- Environmental regulation
- Anticipate issuance of $1.2-$1.5 billion in equity/equity like securities in addition to DRP/401k of $40 million a year
- Opportunistic in our decisions to raise capital

Note: See Safe Harbor Statement at the beginning of today's presentation.

Building Value

- *Stable Earnings Base* – Derived primarily from regulated utility business

- *Earnings Growth Potential* – Driven by T&D utility infrastructure investments, constructive regulatory outcomes and competitive energy business growth

  - ➢ Power Delivery – 10% CAGR of Net Plant (2007-2012)
    - – Transmission – 17% CAGR
    - – Electric Distribution – 8% CAGR

  - ➢ Conectiv Energy – 16% CAGR of total Gross Margin (2007-2010)

- *Secure Dividend* – Power Delivery earnings growth enables steady long-term dividend growth

  - ➢ Current dividend yield as of September 25, 2008 is 4.6%

Note: Dividend yield source – Thomson Financial.
       See Safe Harbor Statement at the beginning of today's presentation.

APPENDIX

Impact of RGGI

- RGGI is expected to have a neutral to slightly positive impact on Conectiv Energy's margins.
    - At current fuel prices, combined cycle units will not dispatch ahead of coal until CO_2 prices approach $55/ton.
    - Since RGGI is regional, energy imports from non-RGGI states will tend to keep price increases lower.
    - Gas-fired combined cycles have the smallest CO_2 footprint of all fossil units; therefore, margins will increase during periods that coal and oil-fired units (with their higher CO_2 costs) are setting LMP.
    - Coal margins will decrease during on-peak hours when gas units are setting the LMP.

- Conectiv Energy is well positioned to manage the impact of RGGI due to its largely gas fired generation portfolio, its renewable energy contracts, and its Pennsylvania plants.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Expanding Renewable Requirements & Portfolio



Projected RPS Requirements - Tier I



New England Class I & II RPS Requirements (GWh)



PJM

NJ, DE, MD, PA, IL & DC have mandatory RPS with an average requirement of 17% of load served in 2020

New England

All states except VT have mandatory RPS with an average requirement of 23% by 2020

Conectiv Energy's Renewable Portfolio			
	Expected Class I REC's (GWh)	**% of CE Total Output**	**% of MAAC State Requirements**
2008	430 – 500	8.6% - 9.9%	8.4% - 9.8%
2009	570 – 660	11.1% - 12.8%	8.4% - 9.7%
2010	590 - 680	11.6% - 13.4%	6.6% - 7.6%

- Conectiv Energy has focused its efforts on utilizing landfill methane gas to generate qualifying energy from renewable sources.

- Conectiv Energy renewable energy supply exceeds its internal needs for utility load auction participation in PJM.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Hedge Update



Power Hedges (6/30/08, MWh basis)		
Hedge Period	**Target**	**Around-the-Clock ***
Months 1-12 (7/08 to 6/09)	50-100%	108%
Months 13-24 (7/09 to 6/10)	25-75%	100%
Months 25-36 (7/09 to 6/11)	0-50%	67%

Capacity Hedges (MW basis)	
PJM Planning Year (June 1 through May 31)	**6/30/08**
2008/2009	100%
2009/2010	100%
2010/2011	100%
2011/2012	100%
2012/2013	5%

Around-the-clock includes both on-peak (16 hrs/day, weekdays) and off-peak periods.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Conectiv Energy – Combined Cycle Unit Operation







Combined Cycle Design

	Conectiv Energy Combined Cycle Design	Typical Combined Cycle Design
Time for CT's to Reach Full Load	20 Minutes	2 Hours
Ability to Run only CT's	Yes	No
Minimum Run Time (hours)	4	8-16
Allowable Starts per Day	2	1
Multi-fuel Capability (natural gas and No. 2 oil)	Yes	No
Multi-Pipeline Access	2 or 3	1

Margins and G&A expenses





- Gross margins consistent with PES's expected range of $3 per MWh

- PES manages toward a flat book and does not engage in speculative trading



- PES's fundamental strategy is to serve large energy users

- By focusing only on large customers, PES keeps its G&A costs low

    - Small commercial customers require a significantly higher G&A to serve

- PES has built a solid and scalable platform for growth

Consolidated Construction Expenditures



Construction Expenditures*

Millions

2007 Actual	**$623**	Transmission $153, Distribution $401, $0, Competitive/Other $69
2008	**$896**	Transmission $180, $28, Distribution $447, Blueprint $61, Competitive/Other $180
2009	**$1,187**	Transmission $133, MAPP $179, Distribution $501, Blueprint $130, Competitive/Other $244
2010	**$1,275**	Transmission $237, MAPP $241, Distribution $485, Blueprint $136, Competitive/Other $176
2011	**$1,210**	Transmission $270, MAPP $273, Distribution $510, Blueprint $113, Competitive/Other $44
2012	**$1,095**	Transmission $161, MAPP $188, Distribution $621, Blueprint $99, Competitive/Other $26

Legend: ■ Transmission ■ MAPP ■ Distribution ■ Blueprint ■ Competitive/Other

* Projected construction expenditures as reported in 2007 Form 10-K

Note: See Safe Harbor Statement at the beginning of today's presentation.

Cross-Border Leases - Status



- ● **Current Status – IRS Audit and Cross-Border Energy Leases reassessment**

  - ➤ The IRS is challenging tax benefits associated with certain sale-leaseback transactions with tax-indifferent parties. Historical annual tax benefits derived from the lease portfolio have been approximately $74 million per year.

  - ➤ On June 9, 2006, the IRS issued its final Revenue Agent's Report (RAR) for its audit of PHI's 2001 and 2002 income tax returns which disallows the tax benefits claimed by PHI for these tax years.

  - ➤ PHI filed a protest letter in August 2006 against the proposed adjustments. We anticipate the appeals process to continue through 2008. Final resolution of the issue could still take several years to resolve.

  - ➤ In the second quarter 2008, PHI recorded a non-cash after-tax charge to earnings of $93 million due to our reassessment of the sustainability of our tax position on the cross-border energy lease investments. Annual tax benefits derived from the lease portfolio going forward are approximately $56 million per year.

  - ➤ Based on the facts relevant to these investments, we continue to believe that the tax treatment we applied to the lease transactions was appropriate and we intend to defend this position.

- ● **Current Status – Proposed Tax Legislation and IRS global settlement offer**

  - ➤ On June 18, 2008 the Farm, Nutrition and Bio Energy Act of 2007 became law. This legislation did not contain any provisions that would apply passive loss limitations to leases with foreign tax indifferent parties. At this time, there is no additional legislation pending in Congress.

  - ➤ PHI was included in the list of companies receiving a settlement offer letter from the IRS. We received the letter on August 7 and have 60 days to respond.

  Note: See Safe Harbor Statement at the beginning of today's presentation.